MICHAEL N. WHITE	MWHITE@JAMESBATESLLP.COM DIRECT DIAL: 478-749-9921

-PLEASE RESPOND TO MACON OFFICE-

July 17, 2013

VIA EDGAR

Mr. Amit Pande, Accounting Branch Chief

U.S. Securities & Exchange Commission

Washington, D.C. 20549

RE:	Capitol City Bancshares, Inc.
Item 4.02 Form 8-K
Filed July 5, 2013
File No. 000-25227

Dear Mr. Pande:

In response to your comment letter dated July 8, 2013, please see the following numbered responses containing the requested information regarding the above-referenced filing:

Form 8-K filed July 5, 2013

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

1.	We note your disclosure that you will to file an amendment of your Form 10-Q as of and for the three month period ended March 31, 2013. Please tell us when you intend to file the restated financial statements.

The Company intends to file the restated financial statements on or before July 17, 2013.

2.	When you amend your periodic reports to file your restated financial statements, describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers’ conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers’ conclusions.

Mr. Amit Pande, Accounting Branch Chief

July 17, 2013

Management has reevaluated its conclusion on the effectiveness of the Company’s disclosure controls and procedures in light of this amendment and restatement and has concluded that the disclosure controls and procedures are effective. Reevaluation noted that the cause for this restatement is the discovery of information during an ongoing investigation, not a lapse in control. The established disclosure controls and procedures facilitated the timely identification, evaluation and reporting necessary to ensure the Company’s financial statements and related disclosures are reliable.

As requested in your letter, a Statement of Acknowledgement in connection with the Company’s response to the Commission’s comments is enclosed. If you have any questions or require additional information or documentation, please do not hesitate to contact me at (478) 749-9921.

Sincerely,

/s/ Michael N. White
MICHAEL N. WHITE

MNW/lam

Mr. Amit Pande, Accounting Branch Chief

July 17, 2013

STATEMENT OF ACKNOWLEDGEMENT

The undersigned, Capitol City Bancshares, Inc. (the “Company”), hereby acknowledges to the United States Securities and Exchange Commission (the “Commission”) in connection with the Company’s responses to the comments of the Commission regarding the filing of its Form 8-K filed July 5, 2013, and all amendments thereto, the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

CAPITOL CITY BANCSHARES, INC.

By:	/s/ George G. Andrews
George G. Andrews
President and Chief Executive Officer

DATE:	July 17, 2013